STOCK PURCHASE
AND
PROFITS INTEREST
AGREEMENT

This Stock Purchase and Net Profits Agreement (this "Agreement") is made as of July 17, 2002, by and between Rodney B. Matthews, Agent (the "Seller"), and NHLT Equity Partners, L. P. (the "Purchaser").

In consideration of the mutual promises and covenants herein, the receipt and sufficiency are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

SECTION 1

Authorization and Sale of Common Stock

1.1   Sale of Stock. Subject to the terms and conditions hereof, Seller will sell to the Purchaser and the Purchaser will buy from Seller at the Closing (as defined in Section 2.1) Forty-four Million (44,000,000) Common Shares (the "Shares") of National Health & Safety Corporation ("NHLT") for the aggregate purchase price of Eight Hundred Eighty Thousand Dollars ($880,000.00). Seller, as Agent, is selling shares for the following trusts: Lucinda Kay Nix Trust - 14,702,162 shares; Leah Janine Nix Trust - 14,702,163 shares; and, Jo M. Nix - 14,595,675.

1.2   Consideration. The entire purchase price shall be evidenced by the execution and delivery by Purchaser of a non-recourse promissory note (the "Promissory Note") in the form attached hereto as Exhibit "A", said promissory note to be secured by a Security Agreement - Pledge (the "Security Agreement") in the form of Exhibit "B" attached hereto.

SECTION 2

Closing Dates; Delivery

2.1   Closing Date. It is anticipated that the purchase and sale of the Shares shall be consummated at a closing (the "Closing") to be held at the offices of Purchaser at 10:00 a.m. Central Standard Time on July 17, 2002, or at such other date, time and place upon which the Seller and Purchaser shall agree (the date and time of the Closing is hereinafter referred to as the "Closing Date").

2.2   Delivery and Payment. At the Closing, Seller will deliver to the Purchaser a certificate or certificates, endorsed in Purchaser's name or accompanied by appropriate executed stock powers with signature guaranteed by a member firm of the New York Stock Exchange or a National Bank, representing the Shares to be purchased by the Purchaser. Purchaser will deliver to Seller the executed Promissory Note and the executed Security Agreement. Upon receipt by Purchaser of the newly issued certificates in Purchaser's name, Purchaser will deliver same to Secured Party along with executed blank stock powers.

SECTION 3

Representations and Warranties of the Purchaser

In connection with the purchase of the Shares, the Purchaser hereby represents and warrants to Seller as follows:

3.1   Business and Financial Experience. Purchaser, by reason of its business or financial experience or the business or financial experience of its professional advisors has the capacity to protect its own interests in connection with the purchase of the Shares.

3.2   Investment Intent: Blue Sky. Purchaser is acquiring the Shares for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof. It understands that the issuance of the Shares have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the Purchaser's investment intent and the accuracy of the Purchaser's representations as expressed herein.

3.4   Rule 144. Purchaser acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available. It is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited public resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the sale being effected through a "broker's transaction" or in a transaction directly with a "market maker," and the number of shares being sold during any three-month period not exceeding specified limitations.

3.5   Restrictions on Transfer; Restrictive Legends. Purchaser understands that the transfer of the Shares is restricted by applicable state and federal securities laws and that the certificates representing the Shares will be imprinted with legends restricting transfer except in compliance therewith.

SECTION 4

Profits Interest

4.1.   Grant of Profits Interest. Purchaser does hereby grant to Seller a profits interest in the sales of the Shares payable under the following circumstances:

All proceeds (net of any brokerage commissions, sales fees and transfer taxes) from sale of any or all of the Shares, regardless of the per Share sales price, shall first be applied to payment of all principal and interest on the Promissory Note, until the Promissory Note is paid in full.

Next, all proceeds (net of any brokerage commissions, sales fees and transfer taxes) from any additional sales of any or all of the Shares, regardless of the per Share sales price, up to a cumulative total of $880,000 shall be retained by NHLT Equity Partners, L. P.

Upon satisfaction of the requirements of paragraphs 4.1.1 and 4.1.2 above, Seller shall be entitled to receive a "Profits Interest" equal to twenty percent (20%) of all proceeds (net of any brokerage commissions, sales fees and transfer taxes) from the sales, if any, of the remaining balance of the Shares. Purchaser shall remit to Seller the profits interest amount within five (5) business days of receipt of good (collected) funds from each sale.

4.2   Release of Security Agreement. Notwithstanding the Profits Interest granted above, Seller shall release the liens created in the Security Agreement upon the final payment of the amounts owing under the Promissory Note.

4.3   Nature of Profits Interest.

4.3.1   Speculative Nature. Purchaser acknowledges and confirms that: (i) Purchaser and Seller have conferred specifically concerning the contingent and uncertain nature of the Profits Interest; (ii) Seller and Purchaser understand and agree that the Profits Interest payable as a result of this Agreement is highly speculative in nature; (iii) both the payments and amount, if any, of the Profits Interest are dependent upon a number of contingencies which are not within Purchaser's control, including, but not limited to, investor interest in the market for shares of NHLT, the corporation's financial performance, and the general state of the stock market and of the U. S. economy; and (iv) the grant of the Profits Interest is for a business purpose.

4.3.2   Statements, Books and Records. Purchaser shall keep and maintain at all times full and accurate books and records to reflect each distribution, dividend, sale, disposition or other transaction respecting the Shares at the address set forth in Paragraph 5.2 hereof, which records shall be available for inspection by Seller and Seller's representatives and copying at the expense of Seller during reasonable business hours for the purpose of verifying the accuracy of the payments made on account of the Profits Interest.

4.3.3   No Deduction for Negative Profits Interest. If, at any time it is calculated, the Profits Interest shall be a negative amount, Seller in no way shall be liable for such amount, and there shall be no deduction or offset for such negative amount at any time when the Profits Interest subsequently shall be calculated.

4.3.4   Seller's Right to Elect to Receive Less than Entire Profits Interest. Seller shall have the right, at Seller's sole discretion, at any time to elect to receive less than the full amount of Profits Interest which would be payable by Purchaser to Seller in accordance with the foregoing provisions. Seller may exercise such election by delivering to Purchaser a written notice so stating, which notice may state that Seller elects to receive any fraction of the Profits Interest that would otherwise be payable (as specified in such notice). Any such election by Seller shall not impair Seller's right subsequently to receive any Profits Interest that otherwise would be or have been payable, nor impair or affect any right, power or remedy which Seller otherwise may have, nor shall any such election be construed as a waiver of any such rights, powers or remedies.

4.3.5   Disputes Concerning Profits Interest. Seller may notify Purchaser within thirty (30) days after receipt of any Profits Interest that Seller disputes any computation or item contained in any portion of the statement submitted with such Profits Interest. In the event Seller so notifies Purchaser, the parties shall meet and in good faith shall attempt to resolve such disputed items. If the parties are unable to resolve such disputed items, the dispute shall be submitted to arbitration. The arbitrator shall be a single person chosen by agreement of the parties. If the parties are unable to agree on the appointment of an arbitrator within thirty (30) days after receipt of the notice from the Seller required in the first sentence of this Paragraph, either party may apply to a court of competent jurisdiction within Travis County, Texas, for the appointment of an arbitrator pursuant to the Texas Arbitration Act. The determination of such dispute by said arbitrator shall be final. The fees of such arbitrator shall be paid by Seller unless such review shall indicate that the computation resulted in an underpayment to Seller of Profits Interest in an amount exceeding three percent (3%) of the amount actually owing to Seller, in which case the Purchaser shall pay the arbitrator's fee. Purchaser shall pay any additional amount due to Seller within ten (10) days after the resolution of such dispute, together with interest thereon from the date such payment was originally due at the maximum rate allowed by law or, of there is no maximum rate, then at the rate of eighteen percent (18%) per annum. In the event that the arbitrator determines that the amount of Profits Interest due to Seller was overstated, the Seller shall refund to Purchaser any such amount paid to Seller within ten (10) days after the resolution of such dispute, together with interest thereon from the date of such payment was due at the maximum rate.

4.4   Maximum Permissible Interest Rate. In the event that, notwithstanding Paragraphs 4.1 through 4.3 hereof, any sum payable hereunder as a Profits Interest is adjudicated as constituting interest, then in no contingency or event whatsoever, shall the amount payable hereunder or under any other agreement between Seller and Purchaser exceed the highest lawful rate permissible under the applicable usury law. If, from any circumstance whatsoever, fulfillment of any provision of this Agreement or any other agreement between Seller an Purchaser, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by law which a court of competent jurisdiction may deem applicable hereto, then, *ipso facto*, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any circumstance, Seller shall receive as interest an amount which would exceed the highest lawful rate, such amount which would be excessive interest shall be refunded to Purchaser. All sums paid, or agreed to be paid, to Purchaser for the use, forbearance or detention of the indebtedness of Purchaser to Seller shall be amortized, prorated, allocated and spread throughout the full term of this Agreement so that the actual rate of interest on account of such indebtedness is uniform throughout the term thereof.

4.5   Effect of Certain Changes.

4.5.1   If there is any change in the shares of NHLT Common Stock through the declaration of dividends on Common Stock paid in equity securities of NHLT, recapitalization, stock splits, reverse splits, or combinations or exchanges of such shares, or other similar transactions, the obligations of the Purchaser to make payments under Paragraph 4.1 of this

Agreement shall apply to the proceeds of all sales of securities or property issuable or distributable in respect of, or exchangeable for, the Shares.

4.5.2   In the event of the dissolution or liquidation of NHLT, or in the event of a merger or consolidation of NHLT with another company, or other similar transactions, each of the Shares covered by this Agreement shall be replaced for the purposes herein by (and the obligation to make payments under Paragraph 4.1 of this Agreement shall be deemed to pertain to) the proceeds of sales of all securities or property issuable or distributable in respect of, or exchangeable for, the Shares upon such dissolution, liquidation, merger or consolidation.

4.5.3   Except as contemplated by this Paragraph 4.5, the Seller shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation.

SECTION 5

Miscellaneous

5.1   Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Texas without regard to conflict of laws provisions.

5.2   Notices. All notices, requests and communications hereunder shall be in writing and any such notice, request, demand or other communication shall be deemed to have been duly given or made when delivered by hand, or, in the case of delivery by mail, when deposited in the mail, certified mail, return receipt requested, postage prepaid, addressed for purposes of delivery by mail as follows:

If to Seller: If to Purchaser:
    Rodney Matthews, Agent   NHLT Equity Partners, L.P.
    201 Snowcap   3811 Bee Cave Road
    Ruidoso, New Mexico 88345   Suite 210
                                                        Austin, Texas 78746

5.3   Parties in Interest. All covenants and agreements herein contained by or on behalf of the parties hereto shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns and legal representatives.

5.4   Relationship of Purchaser and Seller. Nothing contained in this Agreement, including without limitation Seller's right to receive a Profits Interest, shall be deemed or construed to create, or to be, a partnership, tenancy-in-common, joint tenancy, joint venture or co-ownership by or between Purchaser and Seller. Seller in no way shall be responsible or liable for the debts, losses, obligations or duties of Purchaser. All obligations to pay brokerage commissions, taxes, assessments, and all other fees and charges arising from the ownership of the Shares shall be the sole responsibility of Purchaser. Purchaser, at all times consistent with the terms and provisions of this Agreement shall be free to determine and follow its own policies and practices in the conduct of its business and sale of the Shares.

5.5   Partial Invalidity. In the event any one or more of the provisions hereof shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

5.6   Amendments or Modifications. This Agreement or any provision hereof may not be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought.

5.7   Paragraphs and Sections. This Agreement, for convenience only, has been divided into numbered paragraphs and sections and it is understood that the rights and other legal relations of the parties hereto shall be determined from this instrument as an entirety and without regard to the aforesaid division into paragraphs and sections and without regard to headings prefixed to said paragraphs or sections.

5.8   Agreement Superseding. This Agreement (together with Exhibits "A" and "B" hereto) constitutes the entire agreement of the parties hereto with respect to the subject hereof and shall supersede any prior agreement between the parties hereto, whether written or oral, relating to the subject matter hereof.

5.9   Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one (1) agreement.

5.10   Further Assurances. After the Asset Closing Date, each party hereto agrees to execute and deliver or cause to be executed and delivered any other and further documents, instruments or agreements, as may be necessary to fully effectuate the intent of this Agreement and the transactions contemplated hereby.

The foregoing agreement is hereby executed effective as of the date first set forth above.

"SELLER"   **"PURCHASER"**

Rodney Matthews   NHLT Equity Partners, L. P.
Rodney Matthews, Agent   By: First Advisors, Inc.,
                                                                Its General Partner

                                                        By: *Gary J. Davis*
                                                        Gary J. Davis, President

318032.4/SPA/18777/0101/112002

EXHIBIT A

SECURED PROMISSORY NOTE
(NON-RECOURSE)

Date: July 17, 2002

Maker: NHLT Equity Partners, L. P., a Texas Limited Partnership

Maker's Mailing Address (including county):

>   3811 Bee Cave Road
>   Suite 210
>   Austin, Texas 78746 (Travis County)

Payee: Rodney Matthews, Agent

Place for Payment:

>   201 Snowcap
>   Ruidoso, New Mexico 88345

Principal Amount: $880,000.00

Annual Interest Rate on Unpaid Principal from Date: 6% (Based on a 365 day year)

Annual Interest Rate on Matured, Unpaid Amounts: 10%

Terms of Payment (principal and interest):

Subject to earlier payment as specified herein, no payment shall be due on this note until three (3) years from the date hereof, at which time a principal payment of $293,333.33 plus all accrued and unpaid interest shall be due and payable. Thereafter, on the fourth (4th) anniversary date hereof, a principal payment in the amount $293,333.33 plus all accrued and unpaid interest shall be due and payable; and, similarly, on the fifth (5th) anniversary date hereof, a final principal payment in the amount of $293,333.33 plus all accrued and unpaid interest shall be due and payable.

In the event prepayments of principal and interest (hereinafter referred to as the "Accelerated Payments") are made as hereinafter provided, no change as to payment date shall occur with regard to the above described payment schedule. The Accelerated Payments shall be credited first against accrued and unpaid interest and then against principal amounts due on the next occurring payment date.

No Accelerated Payments shall be shall be due and payable for the first six (6) months of the term hereof. Thereafter, Accelerated Payments will be due and payable in the manner and under the conditions hereinafter described:

In the event that the per share price of National Health & Safety Corporation ("NHLT") Common Stock as reported on the NASDAQ Bulletin Board (or any other national stock exchange on which the stock is traded) shall trade at a price of not less than five times (5x) the purchase price per share paid by Maker to Payee (with adjustments to be made to the purchase price per share in the future to account for any recapitalization, stock splits, reverse splits, or combinations or exchanges of such shares, or other similar transactions), for a period of forty-five (45) consecutive days and eighty-five (85) of the last ninety (90) trading days ("Initial Triggering Event"), then an Accelerated Payment in the amount of $225,000.00 shall be due and payable within ninety (90) days of the Initial Triggering Event.

In the event that the per share price of NHLT Common Stock as reported on the NASDAQ Bulletin Board (or any other national stock exchange on which the stock is traded) shall trade at a price of not less than ten times (10x) the purchase per share paid by Maker to Payee (with adjustments to be made to the purchase price per share in the future to account for any recapitalization, stock splits, reverse splits, or combinations or exchanges of such shares, or other similar transactions), for a period of forty-five (45) consecutive days and eighty-five (85) of the last ninety (90) trading days after the date for payment due under the Initial Triggering Event ("Second Triggering Event"), then an Accelerated Payment in the amount of $225,000.00 shall be due and payable within ninety (90) days of the Second Triggering Event.

In the event that the per share price of NHLT Common Stock as reported on the NASDAQ Bulletin Board (or any other national stock exchange on which the stock is traded) shall trade at a price of not less than ten times (10x) the purchase per share paid by Maker to Payee (with adjustments to be made to the purchase price per share in the future to account for any recapitalization, stock splits, reverse splits, or combinations or exchanges of such shares, or other similar transactions), for a period of forty-five (45) consecutive days and eighty-five (85) of the last ninety (90) trading days after the date for payment due under the Second Triggering Event ("Final Triggering Event"), then an Accelerated Payment equal to the outstanding principal balance of this note, plus any accrued and unpaid interest, shall be due and payable within ninety (90) days of the Final Triggering Event.

Payee, in his sole discretion, may waive or extend the date for payment of any Accelerated Payment and may reduce the payment amount of any Accelerated Payment.

Collateral: 44,057,025 shares of NHLT Common Stock as described in Security Agreement - Pledge of even date herewith, executed by Maker in favor of Payee.

Maker promises to pay to the order of Payee at the place for payment and according to the terms of payment the principal amount plus interest at the rates stated above. All unpaid amounts shall be due by the final scheduled payment date. Maker may prepay this note at any time without penalty and obtain partial releases of the Collateral in an amount equal to all principal payments paid on the note divided by $.02 (the "denominator"), with adjustments to be made to the denominator to account for recapitalization, stock splits, reverse splits, or combinations or exchanges of such shares, or other similar transactions.

If Maker defaults under the terms hereof, Maker shall release all claim to and re-convey to Payee the number of shares of the Collateral computed by dividing the defaulted unpaid payment by $.02. (the "denominator"), with adjustments to be made to the denominator to account for any recapitalization, stock splits, reverse splits, or combinations or exchanges of such shares, or other similar transactions. Upon the reconveyance of such shares to Payee by Maker, the note shall be considered to be current, with no effect on or modification to further payments due under the terms hereof.

If this note is given to an attorney for collection or enforcement, or if suit is brought for collection or enforcement, or if it is collected or enforced through probate, bankruptcy, or other judicial proceeding, then Maker shall pay Payee all costs of collection and enforcement, including reasonable attorney's fees and court costs, in addition to other amounts due.

Interest on the debt evidenced by this note or any other agreement between Maker and Payee shall not exceed the maximum amount of nonusurious interest that may be contracted for, taken, reserved, charged, or received under law; any interest in excess of that maximum amount shall be credited on the principal of the debt or, if that has been paid, refunded. On any acceleration or required or permitted prepayment, any such excess shall be canceled automatically as of the acceleration or prepayment or, if already paid, credited on the principal of the debt or, if the principal of the debt has been paid, refunded. This provision overrides other provisions in this and all other instruments concerning the debt.

NOTWITHSTANDING ANY STATEMENT CONTAINED HEREIN TO THE CONTRARY, THE DEBT SECURED HEREBY IS NON-RECOURSE AND MAKER SHALL <u>NOT</u> BE LIABLE IN EITHER A PERSONAL OR CORPORATE CAPACITY FOR ANY DEFICIENCY. FORECLOSURE ON THE COLLATERAL BY PAYEE SHALL COMPLETELY SATISFY THE INDEBTEDNESS HEREBY SECURED AND THE NOTE SHALL BE RETURNED TO MAKER PROMPTY FOLLOWING SUCH FORECLOSURE MARKED "PAID IN FULL".

When the context requires, singular nouns and pronouns include the plural.

Executed on the date first above written.

NHLT Equity Partners, L. P., a Texas Limited Partnership

By: First Advisors, Inc., Its General Partner

By: _____*Gary J. Davis*_____
    Gary J. Davis, President